UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.6)*

                               CONMED CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   207410101
                                 (CUSIP Number)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsquenent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          FENIMORE ASSET MANAGEMENT, INC.
          14-1564237

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
        Joint filing pursuant to Rule 13d-1 (f) (1)   See Item 2         (b) X

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
        INCORPORATED IN NEW YORK STATE

NUMBER OF                5.  SOLE VOTING POWER                               -
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                     1,281,584
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                          -
REPORTING PERSON
WITH                     8. SHARED DISPOSITIVE POWER                 1,281,584

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,281,584

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.47%

12.   TYPE OF REPORTING PERSON*
        IA

CUSIP No. 207410101                   13G                      Page 2 of 4 Pages



1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           Thomas O. Putnam

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
           Joint filing pursuant to Rule 13d-1 (f) (1) See Item 2     (b) X

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
           INCORPORATED IN NEW YORK STATE

NUMBER OF                           5.  SOLE VOTING POWER                  -
SHARES
BENEFICIALLY                        6.  SHARED VOTING POWER           1,281,584
OWNED BY
EACH                                7.  SOLE DISPOSITIVE POWER             -
REPORTING PERSON
WITH                                8.  SHARED DISPOSITIVE POWER      1,281,584

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
          1,281,584

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*
           N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           8.47%

12.    TYPE OF REPORTING PERSON*
           IN

Cusip No. 207410101                 13G                       Page 3 of 4 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          CONMED CORPORATION

   (b)  Address of Issuer's Principal Executive Offices:
          310 Broad Street
          Utica, NY  13501

2. (a)  Name of Person Filing:
          FENIMORE ASSET MANAGEMENT, INC.

   (b)  Address of Principal Business Office for Each of the Above:
          118 N. Grand Street, Box 310
          Cobleskill, NY  12043

   (c)  Citizenship:
          INCORPORATED IN THE STATE OF NEW YORK

   (d)  Title of  Class of  Securities:
          COMMON STOCK

   (e)  CUSIP Number:
          207410101

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
   (a) [ ]  Broker or Dealer registered under Section 15 of the Act
   (b) [ ]  Bank as defined in section 3(a)(6) of the Act
   (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act
   (d) [ ] Investment Company registered under section 8 of the Investment Company Act
   (e) [x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provsions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
   (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
   (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)

4. Ownership:
   (a) Amount Beneficially Owned:                                   1,281,584
   (b) Percent of Class:                                                 8.47%
   (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote                     -
         (ii)  shared power to vote or to direct the vote           1,281,584
         (iii) sole power to dispose or to direct the disposition of        -
         (iv)  shared power to dispose or to direct the disposition
               of                                                   1,281,584

5. Ownership of Five Percent or Less of a Class:
          N/A

CUSIP NO.  207410101               13G                        Page 4 of 4 Pages


Schedule 13G Additional Information  (continued)

Item #
6. Ownership of More than Five Percent on Behalf of Another Person:
          N/A

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          N/A

8. Identification and Classification of Members of the Group:
          N/A

9. Notice of Dissolution of  Group:
          N/A

10. Certification:

          By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      FEBRUARY 5, 1999                  Date:      FEBRUARY 5, 1999


Signature: By /s/ Joseph A. Bucci            Signature: By: /s/Thomas O. Putnam
           JOSEPH A. BUCCI                              THOMAS O. PUTNAM
           SECRETARY AND
           COMPLIANCE OFFICER
           FENIMORE ASSET MANAGEMENT, INC.